UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

APPLIED MICRO CIRCUITS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

03822W 10 9

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kambiz Hooshmand

President and Chief Executive Officer

Applied Micro Circuits Corporation

215 Moffett Park Drive

Sunnyvale, California 94089

(858) 450-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications On Behalf of Filing Person)

Copies to:

Cynthia J. Moreland, Esq. Vice President, General Counsel and Secretary Applied Micro Circuits Corporation 215 Moffett Park Drive Sunnyvale, California 94089 (858) 450-9333	D. Bradley Peck, Esq. Jason L. Kent, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached is a preliminary proxy statement filed on April 4, 2006 by Applied Micro Circuits Corporation (sometimes referred to herein as “AMCC”) with the Securities and Exchange Commission, relating to a special meeting of AMCC stockholders to be held on May 31, 2006. At the special meeting, we will ask our stockholders to approve a proposed exchange of certain outstanding stock options for a reduced number of restricted stock units. Also attached is an electronic mail communication sent on April 4, 2006 to AMCC employees from Kambiz Hooshmand, our President and Chief Executive Officer, regarding the exchange program. The preliminary proxy statement and electronic mail communication do not constitute an offer to holders of our outstanding stock options to exchange those options. The exchange program will only be commenced, if at all, following such time as our stockholders approve the exchange program.

We have not commenced the offer to exchange that is referred to in the preliminary proxy statement and electronic mail communication. Upon the commencement of the offer to exchange, we will file with the Securities and Exchange Commission a completed Schedule TO and related exhibits and documents, including the offer to exchange. All AMCC optionholders eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when they become available. These documents will contain important information about the offer to exchange. The Schedule TO and related exhibits and documents will be available without charge on the “stock administration” page of our corporate wide web or on the Securities and Exchange Commission website at http://www.sec.gov.

ITEMS 1-11, 13.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for Special Meeting of Stockholders of AMCC, filed with the Securities and Exchange Commission on April 4, 2006.

99.2	Electronic mail communication to AMCC employees from Kambiz Hooshmand, President and Chief Executive Officer of AMCC, dated April 4, 2006.

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